U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
☐Form 1O-KSB ☐Form 11-K ☒ Form 10-QSB ☐ Form N-SAR
For Period Ended: September 30, 2005

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notifica-tion relates:________________

Part I - Registrant Information

Full Name of Registrant: ENER1, INC.

Former Name if Applicable:

500 West Cypress Creek Road, Suite 100
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, Florida 33309
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreason-able effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be com-pleted. (Check box, if appropriate)

☒   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company could not complete its periodic report on Form 10-QSB within the prescribed time because certain of the Company's facilities, including its corporate headquarters, were located in the direct path of Hurricane Wilma. As a result of loss of electricity and other damage caused by the hurricane, all of the Company's facilities located in Ft. Lauderdale, Florida were closed from October 24, 2005 to October 31, 2005; and certain of the Company’s facilities were closed until November 14, 2005. These closures, and the other damage caused by the hurricane, including, for example, damage to the transportation, utilities and communication infrastructures in Ft. Lauderdale and surrounding areas, made it impossible for Company personnel to (i) report to work, (ii) gain access to corporate records and equipment required to close the Company’s quarter ended September 30, 2005 and prepare the Company's report on Form 10-QSB; or (iii) perform the work required to complete the Company’s report on Form 10-QSB in a timely manner. In addition, the Company’s independent auditors were also unable to gain access to Company facilities, records and personnel, which has delayed the auditors' required review of the Company’s financial statements and other information to be included in the Company's report on Form 10-QSB.

[Additional explanation as required by Part IV, Item 3:]

The Company and its independent auditors are still working to complete the Company's financial statements for the three and nine months ended September 30, 2005. The Company currently anticipates that its earnings statement for these periods will reflect a significant adverse change in the Company's results of operations from the corresponding period for the previous year. The Company expects to report increased operating losses for these three and nine month periods as compared to the corresponding periods in 2004, resulting primarily from inclusion in the Company's consolidated financial statements of losses incurred by EnerDel, Inc., a subsidiary of the Company that was formed in October 2004. The increased operating losses for the three months ended September 30, 2005 resulted primarily from increased research and development expenses and increased interest charges. The increased operating losses for the nine months ended September 30, 2005 resulted primarily from increased research and development expenses, including in large part the reclassification of a substantial amount of equipment as research and development expense, which was previously reflected in the Company’s Report on Form 10-QSB for the three and six months ended June 30, 2005, as filed on August 15, 2005.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

A, Ernest Toth, Jr.	(212)	920-3500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appro-priate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III

ENER1, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Ener1, Inc.

Date: November 14, 2005	By:	/s/ A. Ernest Toth, Jr.
A. Ernest Toth, Jr.
Chief Financial Officer